For further information contact:
Fern Lazar/David Carey
Lazar Partners Ltd.
1-(866) GIVEN-IR
flazar@lazarpartners.com/
dcarey@lazarpartners.com

GIVEN IMAGING REPORTS SECOND QUARTER REVENUE GROWTH OF 20%

- PillCam® SB Sales Increase 23% Over Q2 2006 -
- Q2 2007 GAAP Net Income of $623,000 or $0.02 per share vs. Q2 2006 Net Loss of $664,000 or ($0.02) per share -
- Q2 non-GAAP Net Income of $2.8 million or $0.09 per share vs. Q2 2006 Net Income of $1.0 million or $0.04 -

YOQNEAM, Israel, August 1, 2007 - Given Imaging Ltd. (NASDAQ: GIVN) today announced unaudited financial results for the second quarter ended June 30, 2007.

Worldwide sales increased by 20% to $27.8 million compared to $23.2 million in the second quarter of 2006 and by 21% compared to the first quarter of 2007. Gross margin in the second quarter of 2007 was 75.5%, compared to 75.2% in the second quarter of 2006.

“We are pleased with our overall financial performance this quarter, in particular a strong 20% growth in revenues and a 23% increase in PillCam SB sales,” said Homi Shamir, president and CEO of Given Imaging. “We expect that demand for PillCam SB will strengthen throughout the rest of the year and continue to be our main growth engine. Second quarter revenues included sales of PillCam COLON™ in Europe, making it the first time that all three of our PillCam capsules contributed to revenues.”

On a GAAP basis, the Company reported net income of $623,000, or $0.02 per share on a fully diluted basis in the second quarter of 2007, compared to net loss of $664,000, or $0.02 per share in the second quarter of 2006.

On a non-GAAP basis, the Company reported net income of $2.8 million, or $0.09 per share on a fully diluted basis in the second quarter of 2007 compared to net income of $1.0 million, or $0.04 per share, in the second quarter of 2006. Non-GAAP amounts exclude the effect of the adoption of FAS123R ($1.2 million) and patent litigation expenses ($0.9 million).

For the second quarter of 2007, net cash provided by operating activities totaled $5.1 million. Cash, cash equivalents and marketable securities at June 30, 2007 totaled $102.3 million.

Second Quarter 2007 Revenue Analysis

Sales in the Americas region increased by 13.6% to $18.4 million compared to $16.2 million in the same period in 2006. EMEA sales increased 25% to $6.9 million compared to $5.5 million in the same period in 2006, while Asia/Pacific sales increased 66% to $2.5 million compared to $1.5 million in the same period in 2006.

Worldwide PillCam SB sales were approximately 48,500, an increase of 23% compared to the same period last year. PillCam SB sales in the Americas increased 25%, while PillCam SB sales in the EMEA region and Asia/Pacific increased 17% and 20% respectively.

PillCam sales accounted for 86% of total revenues compared to 81% of total sales in the same period of last year. Reorders of PillCam SB increased 16% to 44,400 compared to the second quarter of 2006.

Supplemental second quarter data can be found at www.givenimaging.com in the Investors section.

Six Month Financial Results

For the six month period ended June 30, 2007, sales were $50.9 million compared to $43.5 million in the same period in 2006. Gross profit for the six month period was 74.8% compared to 74.9% in 2006. On a GAAP basis, net income for the first six months of 2007 was $694,000 or $0.02 per share on a fully diluted basis, compared to a net loss of $3.7 million, or $0.13 per share, for the same period in 2006. The Company reported non-GAAP net income of $4.4 million, or $0.14 per share, on a fully diluted basis in the six months of 2007 compared to a net loss of $0.7 million, or $0.02 per share in the same period in 2006. Non-GAAP amounts exclude the effect of the adoption of FAS123R ($2.3 million) and patent litigation expenses ($1.3 million).

Second Quarter and Recent Highlights

Regulatory Clearances

•
The PillCam SB 2 and the PillCam ESO 2 video capsules received 510(k) clearance from the U.S. Food and Drug Administration (FDA). These capsules represent the next generation video capsules for imaging the small intestine and the esophagus. InScope, a division of Ethicon Endo-Surgery, a Johnson & Johnson company, holds exclusive marketing rights for PillCam ESO 2 in the United States.

•	The Company also received marketing clearance for its RAPID(R) 5 software which supports the Company's next generation of PillCam video capsules including PillCam SB 2, and PillCam ESO 2.

Japan Reimbursement

•
Japan's Chuikyo (Central Social Health Insurance Committee) approved reimbursement for PillCam SB. Effective October 1st, 2007 Japan's entire adult population will be eligible for reimbursement of the PillCam SB procedure for small bowel indications with obscure GI bleeding. Japan's Ministry of Health, Labor and Welfare granted regulatory approval PillCam SB on April 24, 2007.

Management and Board of Director News

•
Israel Makov was elected to serve as Chairman of the Board of Directors. Mr. Makov most recently served as President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd. from April 2002 until March 2007 and is currently serving as Advisor to the Board of Directors of Teva.

•
Dennert Ware and Arie Mientkavich were also elected to serve as directors of the company. Mr. Ware served as a Director, President and Chief Executive Officer of Kinetic Concepts, Inc. from April 2000 to December 2006. Mr. Mientkavich has served as Chairman of the Board of Directors of Elron Electronic Industries since January 2007 and as Chairman of the Board of Rafael Development Corporation Ltd.

•
Kazem Samandari joined Given Imaging as Senior Vice President, Asia Pacific/Japan region. Prior to joining Given Imaging, Mr. Samandari was Executive Vice president Global Sales & Marketing at Eastman Kodak, Inkjet Printing Solutions.

Second Quarter Webcast Information

Given Imaging will host a conference call tomorrow, August 2, 2007, at 9:00 a.m. Eastern time to discuss second quarter 2007 results. To participate in the teleconference, please dial (866) 409-1560 fifteen minutes before the conference begins. International callers should dial (913) 312-6690. The call will also be webcast live at www.givenimaging.com. A replay of the call will be available for thirty days on the company’s website, or until August 16, 2007 by dialing 888-203-1112. International callers should dial 719-457-0820. The replay participant code is 8647542.

About Given Imaging Ltd.

Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly products for detecting gastrointestinal disorders. The company's technology platform is the PillCam® Platform, featuring the PillCam video capsule, a disposable, miniature video camera contained in a capsule, which is ingested by the patient, a sensor array, data recorder and RAPID® software. Given Imaging has three commercially available capsules: the PillCam SB video capsule to visualize the entire small intestine which is currently marketed in the United States and in more than 60 other countries; the PillCam ESO video capsule to visualize the esophagus; and the Agile™ patency capsule to determine the free passage of the PillCam capsule in the GI tract. The PillCam COLON video capsule to visualize the colon has been cleared for marketing in the European Union, and multi-center clinical trials are underway in Europe and the U.S. More than 560,000 patients worldwide have benefited from the PillCam capsule endoscopy procedure. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel. It has operating subsidiary companies in the United States, Germany, France, Japan and Australia. For more information, visit http://www.givenimaging.com.

Use of Non-GAAP Measures

This press release provides financial measures for net income and basic and diluted earnings per share that exclude stock-based compensation expense and patent litigation expenses and are therefore not calculated in accordance with generally accepted accounting principals (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare it with historical net income and earnings per share prior to the adoption of FAS 123R and the beginning of our patent litigation in the U.S.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) satisfactory results of clinical trials with PillCam Colon (2) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (3) our success in implementing our sales, marketing and manufacturing plans, (4) protection and validity of patents and other intellectual property rights, (5) the impact of currency exchange rates, (6) the effect of competition by other companies, (7) the outcome of future litigation, including patent litigation with Olympus Corporation, (8) the reimbursement policies for our product from healthcare payors, (9) quarterly variations in operating results, (10) the possibility of armed conflict or civil or military unrest in Israel, and (11) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors", "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2006. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

# # #

(Financial Tables Follow)

Given Imaging Ltd. and its Subsidiaries
Consolidated Balance Sheets
In thousands except share data

	June 30	December 31
	2007	2006
	(Unaudited)	(Audited)
Assets

Current assets
Cash and cash equivalents	$36,034	$44,510
Short-term investments	26,048	17,245
Accounts receivable:
Trade (Net of provisions for doubtful debts of $ 637 and
of $ 787 as of June 30, 2007 and December 31, 2006,
respectively)	17,541	18,887
Other	2,951	1,463
Inventories	18,360	18,168
Prepaid expenses	1,721	1,340
Deferred taxes	1,817	1,374
Advances to suppliers	215	82

Total current assets	104,687	103,069

Deposits	449	469

Assets held for severance benefits	2,320	1,984

Marketable Securities	40,226	34,769

Fixed assets, at cost, less accumulated depreciation	14,181	14,811

Other assets, at cost, less accumulated amortization	3,430	3,075

Total Assets	$165,293	$158,177

Given Imaging Ltd. and its Subsidiaries
Consolidated Balance Sheets
In thousands except share data

	June 30	December 31
	2007	2006
	(Unaudited)	(Audited)
Liabilities and shareholders' equity

Current liabilities

Current installments of obligation under capital lease	$28	$13
Accounts payable
Trade	7,673	5,550
Other	14,613	14,620
Deferred income	4,191	3,871
Total current liabilities	26,505	24,054

Long-term liabilities
Deferred income	19,561	20,411
Obligation under capital lease, net	-	20
Liability for employee severance benefits	2,706	2,407
Total long-term liabilities	22,267	22,838

Total liabilities	48,772	46,892

Minority interest	2,812	3,499

Shareholders’ equity
Share capital:
Ordinary Shares, NIS 0.05 par value each (90,000,000
shares authorized; 29,059,517 and 28,641,291 shares
issued and fully paid as of June 30, 2007 and
December 31, 2006, respectively)	340	335
Additional paid-in capital	161,421	156,197
Capital reserve	2,166	2,166
Accumulated deficit	(50,218)	(50,912)
Total shareholders' equity	113,709	107,786

Total liabilities and shareholders' equity	$165,293	$158,177

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Operations
In thousands except share and per share data

					Year ended
	Six month period ended June 30		Three month period ended June 30		December 31
	2007	2006	2007	2006	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues	$50,896	$43,507	$27,844	$23,239	$95,029
Cost of revenues	12,846	10,911	6,824	5,771	24,154

Gross profit	38,050	32,596	21,020	17,468	70,875

Operating expenses

Research and development, gross	(5,988)	(6,621)	(3,205)	(3,575)	(12,678)
Royalty bearing participation	693	840	600	840	1,867

Research and development, net	(5,295)	(5,781)	(2,605)	(2,735)	(10,811)
Sales and marketing expenses	(25,412)	(25,884)	(13,906)	(13,191)	(50,732)
General and administrative
expenses	(9,021)	(7,844)	(5,078)	(4,118)	(16,027)

Total operating expenses	(39,728)	(39,509)	(21,589)	(20,044)	(77,570)

Operating loss	(1,678)	(6,913)	(569)	(2,576)	(6,695)
Financing income, net	1,929	2,377	727	1,418	3,980

Profit (loss) before taxes
on income	251	(4,536)	158	(1,158)	(2,715)
Taxes on income	(244)	226	3	(45)	(127)

Profit (loss) before
minority share	7	(4,310)	161	(1,203)	(2,842)

Minority share in losses of
subsidiary	687	600	462	539	1,334

Net profit (loss)	$694	$(3,710)	$623	$(664)	$(1,508)

Basic and diluted profit (loss)
per Ordinary Share	$0.02	$(0.13)	$0.02	$(0.02)	$(0.05)

Weighted average number
of Ordinary Shares used
to compute basic profit
(loss) per Ordinary share	28,760,450	27,996,194	28,861,380	28,029,460	28,053,849

Weighted average number
of Ordinary Shares used
to compute diluted profit
(loss) per Ordinary share	30,747,285	27,996,194	30,990,699	28,029,460	28,053,849